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SEC FILE NUMBER
8- 50786

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPREHENSIVE PROGRAMS, INC. D/B/A CPI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 Centennial Blvd.
(No. and Street)

Voorhees (City) New Jersey (State) 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary DeVicci 12/31/07 (856) 874 1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) Princeton (City) New Jersey (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary DeVicci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE PROGRAMS, INC. D/B/A CPI CAPITAL, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL BOYCKS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/30/2013

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Financial Statements

December 31, 2007

With Independent Auditors' Report

and

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Comprehensive Programs, Inc.
D/B/A CPI Capital
Table of Contents
December 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2007 and the related statement of income, change in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith Brown P.C.

Princeton, New Jersey
February 27, 2008

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Financial Condition
December 31, 2007

Assets

Current assets		
Cash and cash equivalents	$	183,697
Commissions and other fees receivable		143,864
Clearing deposit		26,062
Due from parent		134,047
Property and equipment-net		50
	$	487,720

Liabilities and Stockholder's Equity

Liabilities		
Accrued commissions payable to agents	$	133,388
Accounts payable and accrued expenses		2,559
Total liabilities		135,947
Stockholder's equity		
Common stock, no par; authorized 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		50,000
Retained earnings		301,673
Total stockholder's equity		351,773
	$	487,720

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Income
Year Ended December 31, 2007

Revenues	
Commissions and fees	$ 4,724,214
Interest and other income	28,692
	4,752,906
Expenses	
Commission expense	2,089,995
Employee compensation and benefits	174,652
Regulatory and clearing fees	60,882
Other operating expenses	61,287
Management fees	2,237,000
	4,623,816
Net income	$ 129,090

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common		Additional	Retained	
	Shares	Amount	Paid Capital	Earnings	Total
December 31, 2006	100	$ 100	$ 50,000	$ 172,583	$ 222,683
Net income				129,090	129,090
December 31, 2007	100	$ 100	$ 50,000	$ 301,673	$ 351,773

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Cash Flow
Years Ended December 31, 2007

Reconciliation of net income to net cash provided by (used in) operating activities	
Net income	$ 129,090
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	4,000
Commissions and other fees receivable	(80,223)
Other assets	24,499
Due from parent	(37,780)
Accrued commissions payable to agents	97,731
Accounts payable and accrued expenses	(695)
Net cash provided by operating activities	136,622
Cash flows from financing activities	
Principal payments on notes payable	(17,857)
Increase in cash and cash equivalents	118,765
Cash and cash equivalents	
Beginning of year	64,932
End of year	$ 183,697

The Notes to Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Nature of Business Operations
The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company brokers securities transactions for investment: mutual funds (38%), variable life insurance (46%), annuity products (14%), and provides investment advisory services (2%). The percentages represent share of total commission revenue for the year ended December 31, 2007.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents
Cash equivalents consist of certificates of deposit maturing within six months.

Revenue Recognition
Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. Commissions are recognized as income based on the trade date of the transaction.

Commissions Receivables
Commissions receivable represent amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2007.

Equipment
Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the equipment, generally five years. Assets are evaluated for impairment annually. Management has determined that there is no impairment at December 31, 2007.

Income taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholder and taxed depending on its tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations
At December 31, 2007, commissions receivable from one mutual fund company represented 26% of total commissions and other fees receivable. Two broker/dealer representatives were responsible for the generation of 27% of total commissions earned during the year.

Commission revenue by product line was: mutual funds (38%), variable life insurance (46%), annuity products (14%), and investment advisory services (2%). The percentages represent share of total commission revenue for the year ended December 31, 2007 .

The Company maintains its cash balances in several accounts at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Balances in the accounts at times exceed the insurable limit. Since the Company maintains its cash balances at a high quality credit institution, it does not believe it is exposed to any significant credit risk on its cash balances.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due from its parent was $134,047 at December 31, 2007. The parent also provides certain services to the Company for which it is charged management fees of $2,237,000 for the year ended December 31, 2007. The parent also charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. These charges amounted to approximately $27,024 for the year ended December 31, 2007.

3. Supplementary Disclosures of Cash Flow Information

During the year ended December 31, 2007, the Company paid interest of $528.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $159,565, which was $109,565 in excess of the required net capital of $50,000. The company's net capital ratio was .85 to 1 at December 31, 2007.

5. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

SUPPLEMENTARY INFORMATION

Comprehensive Programs, Inc.
D/B/A CPI Capital
Schedule of Net Capital Pursuant to Rule 15c3-1 of the

Year Ended December 31, 2007

Schedule I

Net Capital		
Total stockholder's equity	$	351,773
Deductions and/or charges:		
Non-allowable assets:		
Clearing deposit		26,062
Commissions and other fees receivable		27,779
12b-1 receivables from broker-dealers		3,670
Equipment, net		50
Other assets		600
Due from parent		134,047
		192,208
Net Capital	$	159,565
Aggregated Indebtedness		
Accrued commissions payable to agents	$	133,388
Accounts payable and accrued expenses		2,559
Total aggregate indebtedness	$	135,947
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess net capital	$	109,565
Excess net capital at 1,000 percent	$	145,970
Ratio: Aggregate indebtedness to net capital		.85 to1

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2007

Net capital as reported in company's December 31, 2007, FOCUS reports	$	188,169
Audit adjustments to record additional December commission payables		(28,604)
Net capital, as stated above	$	159,565

See Independent Auditors' Report.

1. Computation for determination of reserve requirements under Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore is not required to maintain a "Special Reserve Account" for the Exclusive Benefit of Customers".

2. Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report
Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In planning and performing our audit of the financial statements and supplemental schedule of Comprehensive Programs, Inc. D/B/A CPI Capital as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

WS+B

safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CPI Capital to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown PC.

Princeton, NJ
February 27, 2008

END